

Mail Stop 3561

July 7, 2008

Mr. Senshan Yang
Chief Executive Officer
China Medicine Corporation
Guangri Tower, Suite 702
No. 8 Siyou South, 1st Street
Yuexiu District
Guangzhou, China 510600

> **Re: China Medicine Corporation**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 000-51379**

Dear Mr. Yang:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation.   In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB For Fiscal Year Ended December 31, 2007

Item 6. Management's Discussion and Analysis or Plan of Operation

Results of Operations, page 40

Revenue, page 41

1.   We note revenue from product sales for the year ended December 31, 2007 increased $18.5 million over the prior year's revenue. You disclose that obtaining regional distribution rights in Guangdong Province for 774 new products in 2007 led to $5.5 million in additional revenue. However, you have not accounted for

the remaining $13.0 million increase in revenue from product sales. Please confirm in writing that you will provide this explanation in future filings and also provide this explanation to us in a supplemental response.

<u>Item 8A. Controls and Procedures, page 45</u>

2.   We note management's identification of a material weakness in internal control over financial reporting, which appears to contradict the statement in the eighth paragraph on page 46 that "…management does not believe that this significant deficiency is a material weakness..." Please reconcile this apparent inconsistency in a supplemental response letter and tell us how you intend to revise the disclosures.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dave Walz at (202) 551-3358 or Tia Jenkins at (202) 551-3790 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Healthcare Services